# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blue Laser Fusion, Inc., CIK 0001938570
CUSIP: 000000000
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6950 Hollister Ave, Goleta, California (CA), 93117
Date of event which requires filing of this statement: 10/09/2023
Filed by CIK 0002002106
Persons authorized to receive notices and communications: Matthew Eitner, Lucius Partners LLC, 12 E. 49th Street, 11th Floor, New York, New York (NY), 10017, 212-953-4900

## Reporting persons
- Matthew Eitner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (100% of the class)
  Comment: The reported amount includes the Reporting Persons beneficial ownership as of October 9, 2023, the date of which triggered the obligation to file this Schedule 13D. Subsequent to October, 9, 2023, pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of September 4, 2026, and pursuant to the terms of a stock cancellation agreement, the Reporting Person voluntarily surrendered and cancelled for no consideration 4,000,000 shares of Issuer's common stock in connection with the consummation of the Merger on September 4, 2026.
- Lucius Partners LLC (CIK 0002002106): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (100% of the class)
  Comment: The reported amount includes the Reporting Persons beneficial ownership as of October 9, 2023, the date of which triggered the obligation to file this Schedule 13D. Subsequent to October, 9, 2023, pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of September 4, 2026, and pursuant to the terms of a stock cancellation agreement, the Reporting Person voluntarily surrendered and cancelled for no consideration 4,000,000 shares of Issuer's common stock in connection with the consummation of the Merger on September 4, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Blue Laser Fusion, Inc.
Address of issuer's principal executive offices: 6950 Hollister Ave, Goleta, California (CA), 93117

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by Lucius Partners, LLC and Matthew Eitner (collectively, the "Reporting Persons"). Matthew Eitner, as the Managing Member, of Lucius Partners, LLC, has the power to vote and dispose of the securities reported herein.
Residence or business address: The address of the Reporting Persons is 12 E. 49th Street, 11th Floor, New York, NY 10017.
Present principal occupation or employment:
Lucius Partners, LLC is a limited liability company engaged in investment activities.

Matthew Eitner is the Managing Member of Lucius Partners, LLC.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Lucius Partners, LLC is Delaware limited liability company.

Matthew Eitner is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities were acquired by Lucius Partners, LLC using working capital to purchase 5,000,000 shares of Common Stock at a price of $0.0001 per share, for a total purchase price of $500 on March 10, 2022.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired beneficial ownership of the securities reported herein for investment purposes. The Reporting Persons may engage in discussions with management, the board, or other shareholders regarding the Issuer's operations, governance, or strategic alternatives. The Reporting Persons may acquire additional securities of the Issuer or dispose of securities depending on market conditions and other factors.

Except as set forth above, the Reporting Persons do not have any current plans or proposals which would result in any of the matters listed in Item 4(a) - (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own an aggregate of 5,000,000 shares of Common Stock representing approximately 100% of the Issuer's outstanding shares of Common Stock issued and outstanding as of August 3, 2026, as reported in the Issuer's Form 10-Q filed with the SEC on August 3, 2026.

The reported amount includes the Reporting Persons beneficial ownership as of October 9, 2023, the date of which triggered the obligation to file this Schedule 13D. Subsequent to October, 9, 2023, pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of September 4, 2026, and pursuant to the terms of a stock cancellation agreement, the Reporting Person voluntarily surrendered and cancelled for no consideration 4,000,000 shares of Issuer's common stock in connection with the consummation of the Merger on September 4, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Lucius Partners, LLC holds direct beneficial ownership of the shares. Matthew Eitner, as the Managing Member of Lucius Partners, LLC, may be deemed to share voting and dispositive power over such shares.
Transactions in the class effected during the past sixty days: Other than the transaction described herein, the Reporting Persons have not engaged in any transactions in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons has the right to receive or power to direct the receipt of dividends or proceeds from the sale of the securities described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint Filing Agreement, dated September 9, 2026, by and between Lucius Partners, LLC and Matthew Eitner.

## Signatures
- Matthew Eitner: /s/ Matthew Eitner, Matthew Eitner (09/09/2026)
- Lucius Partners LLC: /s/ Matthew Eitner, Matthew Eitner, Managing Member (09/09/2026)